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Advogados

Re:

Cheche Group Inc. (CIK No. 0001965473)

Response to the Staff’s Comments on

Post-Effective Amendment No. 2 to Form F-1 on Form F-3

Filed March 17, 2025

File No. 333-274806

Ladies and Gentlemen,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 31, 2025 on the Company’s Post-Effective Amendment No. 2 to Form F-1 on Form F-3 filed on March 17, 2025 (the “Post-Effective Amendment No. 2”). Concurrently with the submission of this letter, the Company is filing its Post-Effective Amendment No. 3 to Form F-1 on Form F-3 (the “Post-Effective Amendment No. 3”) via EDGAR to the Commission. To facilitate your review, we have separately sent to you via email today a copy of the Post-Effective Amendment No. 3, marked to show changes to the Post-Effective Amendment No. 2, and will, upon your request, deliver paper copies of the same to you.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Post-Effective Amendment No. 3 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Post-Effective Amendment No. 3.

Beijing Suite 3401, China World Office 2 China World Trade Centre 1 Jianguomenwai Dajie Beijing 100004 People’s Republic of China Tel: +86 10 6535 3800 Fax: +86 10 6505 2309	Hong Kong 14th Floor, One Taikoo Place 979 King’s Road, Quarry Bay Hong Kong SAR People’s Republic of China Tel: +852 2846 1888 Fax: +852 2845 0476	Shanghai Unit 1601, Jin Mao Tower 88 Century Avenue Pudong, Shanghai 200121 People’s Republic of China Tel: +86 21 6105 8558 Fax: +86 21 5047 0020

Registered foreign lawyers not admitted to practice in the PRC.

Baker & McKenzie LLP is a member of Baker & McKenzie International.

Post-Effective Amendment No. 2 to Form F-1 on Form F-3

General

1.	We note that you have attempted to add an unallocated shelf to Registration Statement 333-274806 in the post-effective amendment filed on March 17, 2025. Rule 413 of the Securities Act does not permit the inclusion of additional securities in a post-effective amendment, other than amendments to automatically-effective registration statements, submitted originally under form type F-3ASR or S-3ASR. This is not the case for Registration Statement 333-274806. Also, you do not appear to meet the eligibility requirements to file an automatically effective registration statement. As such, please revise your filing to remove all references to a shelf registration from the post- effective amendment, and update disclosures appropriately. To the extent that you wish to register additional securities, please file a new registration statement on a form that you are currently eligible to use.

Response: In response to the Staff’s comment, the Company has revised the Post-Effective Amendment No. 3 to remove all references to a shelf registration and update disclosures appropriately.

2.	We note the changes you have made on the cover page and in the summary section removing or significantly revising the discussion of the HFCAA and the risks related to doing business in China and the cross-references to specific risks discussed. The Sample Letters to China-Based Companies sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Please reinstate prior disclosure on the cover page and summary of the registration statement discussing the risks related to doing business in China.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 6, 7, 9, 10 and 11 of the Post-Effective Amendment No. 3.

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If you have any questions regarding the Revised Draft Registration Statement, please contact Mr. K. Ronnie Li at Baker & McKenzie LLP by telephone at +86 138 1033 4784 or via e-mail at Ronnie.Li@bakermckenziefenxun.com, or the undersigned by telephone at +852 2846 1016 or via e-mail at Dan.Ouyang@bakermckenzie.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.

K. Ronnie Li, Esq., Baker & McKenzie LLP

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